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                                                                   Exhibit 10.13


                           FORM OF SEVERANCE AGREEMENT



[CONFIDENTIAL]

[DATE]

[ADDRESSEE]

Dear: [SALUTATION]

       Boise Cascade Corporation (the "Company") considers it essential to the best interests of its stockholders to foster the continuous employment of key management personnel in the event certain material sale events are threatened or occur. In this regard, the Board of Directors of the Company (the "Board") recognizes that the possibility of a sale of assets related to the Company's forest products businesses may exist and that the uncertainty and questions which this possibility may raise among management could result in the departure or distraction of management personnel to the detriment of the Company and its stockholders.

       The Board has determined that appropriate steps should be taken to reinforce and encourage the continued attention and dedication of members of the Company's management, including yourself, to their assigned duties without distraction in the face of the possibility of such a sale.

       In order to induce you to remain in the employ of the Company in the face of such a sale, the Company agrees that you shall receive the severance benefits set forth in this letter agreement (the "Agreement") if your employment is terminated under the circumstances described below.

       1. Term of Agreement. This Agreement is effective on the date hereof and shall continue in effect for three years following a Qualifying Sale with respect to you, provided that this Agreement shall immediately expire if a Qualifying Sale has not occurred prior to December 31, 2005. The period during which this Agreement is in effect is referred to herein as the "Term."

       2. Qualifying Sale.

       A. A "Qualifying Sale" shall be deemed to have occurred if, prior to December 31, 2005:

       (1) All or substantially all of the assets, as determined in the Board's sole discretion, of the Company's Boise Building Solutions and Boise Paper Solutions divisions are sold in a single transaction,

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       (2) All or substantially all of the assets, as determined in the Board's sole discretion, of the Company's Boise Building Solutions and Boise Paper Solutions divisions are sold through a series of related transactions; or

       (3) Certain assets of the Company's Boise Building Solutions and Boise Paper Solutions divisions are sold and the Board determines, in its sole discretion, that such sale shall be treated as a Qualifying Sale with respect to you.

       3. Qualifying Termination. Except as set forth in Sections 6, 7, and 9.A, no benefits shall be payable under this Agreement unless there is a Qualifying Sale and your employment is terminated pursuant to a Qualifying Termination during the Term. Your termination is a Qualifying Termination if (1) a Qualifying Sale occurs with respect to you, you accept and commence employment with an entity purchasing assets ("Purchaser") in connection with a Qualifying Sale and your employment with Purchaser subsequently terminates during the Term, unless your termination is because of your death, by Purchaser for Cause or Disability, or by you other than for Good Reason, or (2) a Qualifying Sale occurs with respect to you, you are not offered or do not accept and commence employment with a Purchaser, and your employment with the Company terminates during the Term, unless your termination is because of your death, by the Company for Cause or Disability, or by you other than for Good Reason. A transfer of your employment from the Company to one of its subsidiaries, from a subsidiary to the Company, or between subsidiaries is not a termination of employment for purposes of this Agreement. Notwithstanding the foregoing, if, in connection with a Qualifying Sale, you are offered and do not accept employment with a Purchaser, and the Board determines, in its discretion, that the terms and conditions of such employment offer would not have resulted in your having Good Reason (as defined herein), any termination of your employment with the Company shall not constitute a Qualifying Termination.

       A. Disability. If, as a result of your incapacity due to physical or mental illness or injury, you are absent from your duties with the Company or Purchaser on a full-time basis for 6 consecutive months, and within 30 days after written notice of termination is given you have not returned to the full-time performance of your duties, your employment may be terminated for "Disability."

       B. Cause. Termination of your employment for "Cause" means termination upon (1) your willful and continued failure to substantially perform your duties with the Company or Purchaser (other than failure resulting from your incapacity due to physical or mental illness or injury, or actual or anticipated failure resulting from your termination for Good Reason), after a demand for substantial performance is delivered to you by the Board (which term, as the context requires, shall hereinafter be deemed to include the comparable body of Purchaser) which specifically identifies the manner in which the Board believes that you have not substantially performed your duties, or (2) your willful engagement in conduct which

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is demonstrably and materially injurious to the Company or Purchaser, monetarily or otherwise. For purposes of this Section 3.B, no act or failure to act on your part shall be considered "willful" unless done or omitted to be done by you not in good faith and without reasonable belief that your act or omission was in the best interest of the Company or Purchaser. Notwithstanding the foregoing, you shall not be deemed to have been terminated for Cause unless and until:

       o a resolution is duly adopted by the affirmative vote of not less than three-quarters of the entire membership of the Board at a meeting of the Board called and held for the purpose (after reasonable notice to you and an opportunity for you, together with your counsel, to be heard before the Board), finding that in the good faith opinion of the Board you were guilty of conduct set forth above in clauses (1) or (2) of this Section 3.B and specifying the particulars of your conduct in detail, and

       o      a copy of this resolution is delivered to you.

       Any decision by the Board that a termination for Cause is warranted must be supported by clear and convincing evidence.

       C. Good Reason. "Good Reason" means any of the following, if occurring without your express written consent after a Qualifying Sale:

       (1) The assignment to you by Purchaser or the Company of any duties inconsistent with your responsibilities as an executive officer of the Company or a significant adverse alteration in your responsibilities from those in effect immediately prior to the Qualifying Sale;

       (2) The disposition after a Qualifying Sale by Purchaser of the business for which your services are principally provided pursuant to a partial or complete liquidation, a sale of assets (including stock of a subsidiary), or otherwise, unless the acquirer of the business also assumes and agrees to fully perform this Agreement and Purchaser guarantees the obligations of the subsequent acquirer under this Agreement;

       (3) A reduction in your annual base salary as in effect immediately prior to a Qualifying Sale, except for across-the-board salary reductions similarly affecting all executives of the Company or Purchaser;

       (4) A reduction in your target annual cash incentive as in effect immediately prior to a Qualifying Sale;

       (5) A requirement that you be based anywhere other than in the metropolitan area in which you were based immediately prior to a Qualifying Sale, except for required travel on the Company's or Purchaser's business to an

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extent substantially consistent with your business travel obligations as existed immediately prior to the Qualifying Sale;

       (6) The failure by the Company or Purchaser to continue to provide you with benefits and compensation, including paid time off, welfare benefits, short- and long-term incentives, pension, life insurance, healthcare, and disability plans, no less favorable in the aggregate than the benefits and compensation available to you immediately prior to the Qualifying Sale;

       (7) Any purported termination of your employment which is not effected pursuant to a Board resolution satisfying the requirements of Section 3.B or a Notice of Termination satisfying the requirements of Section 3.D, as applicable. Furthermore, no such purported termination of your employment shall be effective for purposes of this Agreement.

       Your right to terminate your employment pursuant to this Section 3.C shall not be affected by your incapacity due to physical or mental illness or injury. Your continued employment shall not constitute consent to, or a waiver of rights with respect to, any event, circumstance, act or failure to act constituting Good Reason.

       D. Notice of Termination. Any purported termination by the Company or Purchaser or by you shall be communicated by written Notice of Termination to the other party according to Section 10. A "Notice of Termination" must indicate the specific termination provision in this Agreement relied upon and set forth in reasonable detail the facts and circumstances claimed to provide a basis for termination of your employment under the indicated provision.

       E. Date of Termination. "Date of Termination" means:

       (1) if your employment is terminated for Disability, 30 days after the Notice of Termination is given (provided that you have not returned to the performance of your duties on a full-time basis during that 30-day period);

       (2) if your employment is terminated for Cause, for Good Reason, or for any other reason other than Disability, the date specified in the Notice of Termination (which, in the case of a termination for Cause shall not be less than 30 days from the date the Notice of Termination is given, and in the case of a termination for Good Reason shall not be more than 60 days from the date the Notice of Termination is given); or

       (3) if a dispute exists regarding the termination, the date on which the dispute is finally determined, either by mutual written agreement of the parties or by a final judgment, order or decree of a court of competent jurisdiction (the time for appeal having expired and no appeal having been perfected), or, if earlier, the last day of the Term. This subsection (3) shall apply only if (i) the party

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receiving the Notice of Termination notifies the other party within 30 days that a dispute exists; (ii) the notice of dispute is made in good faith; and (iii) the party giving the notice of dispute pursues resolution of the dispute with reasonable diligence. While any dispute is pending under this subsection (3), the Company or Purchaser will continue to pay you your full compensation in effect when the Notice of Termination giving rise to the dispute was given (including, but not limited to, base salary) and continue you as a participant in all compensation, benefit and insurance plans and programs in which you were participating when the Notice of Termination giving rise to the dispute was given, until the dispute is finally resolved, or if earlier, the last day of the term of this Agreement. Amounts paid under this subsection (3) are in addition to all other amounts due under this Agreement and shall not be offset against or reduce any other amounts due under this Agreement.

       4. Compensation During Disability or Upon Termination for Cause or Other than for Good Reason.

       A. During any period that you fail to perform your duties as a result of incapacity due to physical or mental illness or injury, you shall continue to receive your full base salary at the rate then in effect and all compensation paid during the period until your employment is terminated for Disability pursuant to Section 3.A. Thereafter, your benefits shall be determined in accordance with the insurance programs then in effect of the Company, Purchaser or subsidiary corporation by which you are employed, and any qualified and nonqualified retirement plan(s) in which you are a participant.

       B. If your employment is terminated for Cause or by you other than for Good Reason, the Company or Purchaser shall pay you only your full base salary through the Date of Termination at the rate in effect at the time Notice of Termination is given, plus all other amounts to which you are entitled under any compensation plan at the time those payments are due, and the Company or Purchaser shall have no further obligations to you under this Agreement.

       5. Compensation upon a Qualifying Termination. If your employment is terminated pursuant to a Qualifying Termination, then you shall be entitled to the payments and benefits provided in this Section 5.

       A. Not later than the 5th day following the date the release required pursuant to Section 8.D becomes effective, the Company or Purchaser (as applicable) will pay you the following amounts:

       (1) Your full base salary through the Date of Termination at the rate in effect at the time Notice of Termination is given without regard to any reduction in base salary that would constitute Good Reason (whether or not any reduction is asserted as Good Reason), plus all other amounts to which you are entitled under any compensation plan in which you then participate at the time those payments are due (in each case, to the extent not already paid);

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       (2) A lump sum severance payment equal to 2 times the sum of (a) your annual base salary at the rate in effect at the time Notice of Termination is given without regard to any reduction in base salary that would constitute Good Reason (whether or not any reduction is asserted as Good Reason) ("Base Salary"), plus (b) your target annual incentive for either (1) the year in which the Date of Termination occurs or (2) the year in which the Qualifying Sale occurs, whichever is greater, without regard to any reduction in the target incentive that would constitute Good Reason (whether or not any reduction is asserted as Good Reason) ("Target Bonus"); and

       (3) To the extent not already paid, a lump sum amount equal to the greater of the value of your unused and accrued time off, less any advanced time off, in accordance with the time off policy applicable to you immediately prior to a Qualifying Sale or as in effect on the Date of Termination, whichever is more favorable to you.

       B. The Company or Purchaser (as applicable) shall, at its sole discretion, comply with either subsection (1) or (2) below:

       (1) for a 24-month period following the Date of Termination, maintain, in full force and effect for your continued benefit, all life (other than any life insurance plan available only to executive officers), disability, accident and healthcare insurance plans, programs, or arrangements, and financial counseling services in which you were participating immediately prior to the Date of Termination without regard to any reduction in such plans, programs, or arrangements (whether or not such reduction is asserted as Good Reason), or

       (2) not later than the 5th day following the date the release required pursuant to Section 8.D becomes effective, pay you a lump sum payment equal to twenty-four times 150% of the sum of (a) the monthly group premium for the life (other than any life insurance plan available only to executive officers), disability, accident and healthcare insurance plans, programs, or arrangements, and (b) 1/12th of the annual allowance for financial counseling services, in each case in which you were participating immediately prior to the Date of Termination without regard to any reduction in such plans, programs, or arrangements (whether or not such reduction is asserted as Good Reason).

       If the Company or Purchaser (as applicable) chooses to provide the benefits indicated under subsection (1), and your continued participation (or a particular type of coverage) is not possible or becomes impossible under the general terms and provisions of the plans, programs or arrangements, then the Company or Purchaser (as applicable) shall arrange to provide you with benefits, at substantially the same cost to you as determined immediately prior to your last day of employment, which are substantially similar to

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those which you are entitled to receive under such plans, programs and arrangements.

       Notwithstanding the foregoing, the Company shall continue to pay the Company-paid premium under the Company's Supplemental Life Plan (or, in the case of a Purchaser, a life insurance plan providing substantially similar benefits to executive officers) for 24 months following the Date of Termination.

       C. If you experience a Qualifying Termination from the Company, then, in addition to the aggregate retirement benefits to which you may be entitled under the Company's qualified pension plan and the Company's nonqualified excess benefit pension plan, the Company shall pay you amounts equal to (1), (2), (3), or (4), whichever is applicable:

       (1) If you have satisfied the service, but not the age, requirements of the Boise Cascade Corporation Supplemental Early Retirement Plan for Executive Officers (the "SERP"), as in effect immediately prior to a Qualifying Sale, you shall receive a monthly benefit, commencing on the earliest date you could have elected to begin to receive benefits under the SERP, equal to the benefit to which you would have been entitled under the SERP, as in effect immediately prior to a Qualifying Sale, had you satisfied the age and service requirements as of the Date of Termination; or

       (2) If you have satisfied the age, but not the service, requirement of the SERP, as in effect immediately prior to a Qualifying Sale, you shall receive a monthly benefit, commencing as of the Date of Termination equal to the benefit to which you would have been entitled under the SERP, as in effect immediately prior to a Qualifying Sale, had you satisfied the age and service requirements as of the Date of Termination; or

       (3) If you have satisfied neither the age nor the service requirements of the SERP, as in effect immediately prior to a Qualifying Sale, you shall receive a monthly benefit, commencing on the earliest date you could have elected to begin to receive benefits under the SERP, equal to the benefit to which you would have been entitled under the SERP, as in effect immediately prior to a Qualifying Sale, had you satisfied the age and service requirements as of the Date of Termination; or

       (4) If you have satisfied both the age and the service requirements of the SERP, as in effect immediately before a Qualifying Sale, you shall receive the benefits to which you are entitled under the terms of the SERP.

       Solely for purposes of calculating the amount of the benefit to which you would have been or are entitled under the SERP pursuant to subsections (1) through (4) above, you shall be deemed to have (i) accrued an additional two years of service credit under the qualified pension plan following the actual date of your

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termination of employment and (ii) earned compensation for each additional year of service (without giving effect to limitations in the qualified pension plan on the amount of compensation which may be taken into account in calculating the benefit under that plan) equal to the sum of the Base Salary and the Target Bonus. The benefits under this Section 5.C shall be paid in the same manner as, and shall otherwise possess the same rights and privileges as were available with respect to, benefits under the terms of the SERP as in effect immediately prior to a Qualifying Sale.

       If you experience a Qualifying Termination from a Purchaser, are participating in a nonqualified supplemental retirement plan maintained by Purchaser for a select group of its management and highly compensated employees and have not, as of the Date of Termination, earned age and/or service credit under such plan sufficient to entitle you to benefits under such plan, Purchaser shall credit you with the age and service credit necessary to entitle you to benefits under such plan and shall treat you for purposes of calculating your benefit under such plan as having accrued an additional two years of service credit following the Date of Termination and as having earned compensation during such period at an annual rate equal to the sum of the Base Salary and the Target Bonus.

       D. You shall not be required to mitigate the amount of any payment provided for in this Section 5 by seeking other employment or otherwise, nor shall the amount of any payment or benefit provided for in Sections 5.A and/or 5.C be reduced by any compensation earned by you as the result of employment by another employer or by retirement benefits after the Date of Termination, or otherwise. Payments otherwise receivable by you pursuant to Section 5.A(2) shall be reduced by the amount of any severance benefits received by you pursuant to any Company or Purchaser severance policy. Benefits otherwise receivable by you pursuant to Section 5.B(1) shall be reduced to the extent comparable benefits are actually received by you during the 24-month period following your termination, and you must report any such benefits actually received by you to the Company. Benefits and payments otherwise receivable by you pursuant to
Section 5 shall be reduced by the amount of benefits and payments received by you pursuant to any other written agreement between you and the Company or Purchaser, as the case may be, providing benefits upon termination.

       6. Legal Fees. The Company (or Purchaser, as applicable) shall pay to you all reasonable legal fees and expenses which you incur (a) as a result of your termination (including any legal fees and expenses incurred in contesting or disputing your termination), (b) in seeking in good faith to obtain or enforce any right or benefit provided by this Agreement, or (c) in connection with any tax audit or proceeding to the extent applicable to the application of Section 4999 of the Internal Revenue Code of 1986 as amended, to any payment or benefit provided under this Agreement. This payment shall be made within 10 business days after the

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Company (or Purchaser, as applicable) receives your written request for payment accompanied by reasonable evidence of fees and expenses incurred.

       7. Protective Limitation.

       A. Notwithstanding any provision of this Agreement to the contrary, if you would receive payments under this Agreement or under any other plan, program, or policy sponsored by the Company or Purchaser or their affiliates which relate to a Qualifying Sale (the "Total Payments") and which are determined to be subject to excise tax under Section 4999 of the Code (the "Excise Tax"); then the Company (or Purchaser, as the case may be) shall pay to you an additional amount (the "Gross-up Payment") such that the net amount retained by you, after deduction of any Excise Tax on the Total Payments and any federal, state and local income and employment taxes, and Excise Tax upon the Gross-up Payment, shall be equal to the Total Payments. For the avoidance of doubt, in the event that the Company assigns its obligations hereunder to a Purchaser, the Purchaser shall have the obligation to make the full Gross-up Payment, if any, required hereunder, and Purchaser's obligations hereunder shall not be reduced by the fact that some or all of the Total Payments may be made by the Company.

       B. For purposes of determining whether any of the Total Payments will be subject to the Excise Tax and the amount of such Excise Tax, (1) all of the Total Payments shall be treated as "parachute payments" (within the meaning of Section 280G(b)(2) of the Code) unless, in the Company's or Purchaser's opinion, the payments or benefits (in whole or in part) do not constitute parachute payments, including by reason of Section 280G(b)(4)(A) of the Code, and (2) all "excess parachute payments" within the meaning of Section 280G(b)(1) of the Code shall be treated as subject to the Excise Tax unless, in the Company's or Purchaser's opinion, the excess parachute payments (in whole or in part) represent reasonable compensation for services actually rendered (within the meaning of Section 280G(b)(4)(B) of the Code) in excess of the base amount allocable to such reasonable compensation, or are otherwise not subject to the Excise Tax. For purposes of determining the amount of the Gross-up Payment, you will be deemed to pay federal income tax at the highest marginal rate of federal income taxation in the calendar year in which the Gross-up Payment is to be made and state and local income taxes at the highest marginal rate of taxation in the state and locality of your residence on the Date of Termination, net of the maximum reduction in federal income taxes which could be obtained from deduction of state and local taxes.

       C. The Company or Purchaser, as applicable will pay you the amount of the Gross-up Payment as soon as the amount can be determined, but in no event later than the 30th day after the Date of Termination. At the time that payments are made under this Agreement, the Company or Purchaser, as applicable shall provide you with a written statement setting forth the manner in which the payments were calculated and the basis for the calculations including,

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without limitation, any opinions or other advice the Company or Purchaser has received from its tax counsel, its auditor, or other advisors or consultants (and any opinions or advice which are in writing shall be attached to the statement).

       D. If the Excise Tax is finally determined to be less than the amount taken into account in calculating the Gross-up Payment, you shall repay to the Company or Purchaser, as applicable, within 5 business days following the time that the amount of the reduction in Excise Tax is finally determined, the portion of the Gross-up Payment attributable to the reduction (plus that portion of the Gross-up Payment attributable to the Excise Tax and federal, state, and local income and employment taxes imposed on the Gross-up Payment being repaid by you, to the extent that such repayment results in a reduction in the Excise Tax and a dollar-for-dollar reduction in your taxable income and wages for purposes of federal, state, and local income and employment taxes). If the Excise Tax is determined, for any reason, to exceed the amount taken into account in calculating the Gross-up Payment, the Company or Purchaser shall make an additional Gross-up Payment in respect of the excess (including any interest, penalties, or additions payable by you with respect to the Excise Tax) within 5 business days following the time that the amount of the excess is finally determined. You and the Company or Purchaser shall reasonably cooperate with the other in connection with any administrative or judicial proceedings concerning the existence or amount of liability for Excise Tax with respect to the Total Payments.

       8. Employee Covenants; Release.

       A. You agree that you will not, directly or indirectly, use, make available, sell, disclose or otherwise communicate to any person, other than in the course of your assigned duties and for the benefit of the Company, either during the period of your employment or at any time thereafter, any nonpublic, proprietary or confidential information, knowledge or data relating to the Company, any of its subsidiaries, affiliated companies or businesses, which you obtained during your employment by the Company. This restriction will not apply to information that (i) was known to the public before its disclosure to you;
(ii) becomes known to the public after disclosure to you through no wrongful act of yours; or (iii) you are required to disclose by applicable law, regulation or legal process (provided that you provide the Company with prior notice of the contemplated disclosure and reasonably cooperate with the Company at its expense in seeking a protective order or other appropriate protection of such information).

       B. During your employment with the Company and for one year after your termination, you agree that you will not, directly or indirectly, individually or on behalf of any other person, firm, corporation or other entity, knowingly solicit, aid or induce any managerial level employee of the Company or any of its subsidiaries or affiliates to leave employment in order to accept employment with or render services to or with any other person, firm, corporation or other entity unaffiliated with the Company or knowingly take any action to materially assist or

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aid any other person, firm, corporation or other entity in identifying or hiring any such employee.

       C. You agree that during and after your employment with the Company you shall not make any public statements that disparage the Company, its respective affiliates, employees, officers, directors, products or services. Notwithstanding the foregoing, statements made in the course of sworn testimony in administrative, judicial or arbitral proceedings (including, without limitation, depositions in connection with such proceedings) shall not be subject to this Section 8.C.

       D. Notwithstanding anything in this Agreement to the contrary, the payment to you of the benefits provided in Section 5 is conditioned upon your execution and delivery to the Company and Purchaser, if applicable (and your failure to revoke) a customary general release of claims which shall include a release of the Company and, if applicable, purchaser, and their affiliates.

       9. Successors; Binding Agreement.

       A. To the extent that you are offered and accept and commence employment with a Purchaser in connection with a Qualifying Sale, the Company will require Purchaser to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Company would be required to perform. Failure of the Company to do so shall be a breach of this Agreement and shall entitle to you to compensation from the Company in the same amount and on the same terms as if you had experienced a Qualifying Termination, except that for purposes of this Section 9.A, the date on which the Qualifying Sale becomes effective shall be deemed the Date of Termination. If the Company so assigns this Agreement, for purposes of your Agreement, there shall be deemed to have been a Qualifying Sale, whether or not such a sale has occurred at such time.

       B. This Agreement shall inure to the benefit of and be enforceable by your personal or legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you should die while any amount would still be payable to you under this Agreement if you had continued to live, all such amounts, unless otherwise provided in this Agreement, shall be paid in accordance with the terms of this Agreement to your devisee, legatee or other designee or if there is no such designee, to your estate.

       C. Any dispute between you and the Company or Purchaser, as applicable, regarding this Agreement may be resolved either by binding arbitration or by judicial proceedings at your sole election, and the Company or Purchaser, as applicable, agrees to be bound by your election in that regard, provided that the Company is entitled to seek equitable relief in a court of competent jurisdiction in connection with the enforcement of the covenants set forth in
Section 8. Under no circumstance will a violation or alleged violation of those covenants entitle the

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Company or Purchaser, as applicable, to withhold or offset a payment or benefit due under this Agreement

       10. Notice. For the purposes of this Agreement, notices and all other communications provided for in the Agreement shall be in writing and shall be deemed to have been duly given when delivered or mailed by United States registered mail, return receipt requested, postage prepaid, addressed to the respective addresses set forth on the first page of this Agreement, provided that all notices to the Company shall be directed to the attention of the Board with a copy to the Secretary of the Company, or to such other address as either party may have furnished to the other in writing in accordance with this Section 10, except that notice of change of address shall be effective only upon receipt.

       11. Miscellaneous. No provision of this Agreement may be modified, waived or discharged unless such waiver, modification or discharge is agreed to in writing and signed by you and an officer designated by the Board. No waiver by either party at any time of any breach by the other party of, or compliance with, any condition or provision of this Agreement to be performed by the other party shall be deemed a waiver of similar or dissimilar provisions or conditions at the same or at any prior or subsequent time. No agreements or representations, oral or otherwise, express or implied, with respect to the subject matter of this Agreement have been made by either party which are not expressly set forth in this Agreement. All references to sections of the Exchange Act or the Code shall be deemed also to refer to any successor provisions to those sections. If obligations of the Company or Purchaser, as applicable, arise prior to the expiration of the Term, those obligations shall survive the expiration of the term.

       12. Validity. The invalidity or unenforceability of any provision of this Agreement shall not affect the validity or enforceability of any other provision of this Agreement, which shall remain in full force and effect.

       13. Counterparts. This Agreement may be executed in several counterparts, each of which shall be deemed to be an original but all of which together will constitute one and the same instrument.

       14. No Guaranty of Employment. Neither this Agreement nor any action taken under this Agreement shall be construed as giving you a right to be retained as an employee or an executive officer of the Company or Purchaser.

       15. Governing Law. This Agreement shall be governed by and construed in accordance with Delaware law.

       16. Other Benefits; Indemnification. Any payments made to you pursuant to this Agreement are in addition to, and not in lieu of, any amounts to which you may be entitled under any other employee benefit plan, program or policy of the Company, except that payments made to you pursuant to Section 5.A(2) shall be in

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lieu of any severance payment to which you would otherwise be entitled under any severance pay policy of the Company and payments made to you pursuant to Section 5.C by the Company shall be in lieu of any payments under the SERP. Notwithstanding the foregoing, this Agreement does not supercede your agreement with the Company dated [DATE] (the "Change in Control Agreement"), it being understood, however, that under no circumstances shall you be entitled to receive benefits pursuant to both this Agreement and the Change in Control Agreement and that it shall be a condition to receipt of benefits and payments pursuant to this Agreement that you acknowledge that no benefits or payments will be payable to you pursuant to the Change in Control Agreement. In addition to the other payments and benefits provided herein, for the six year period immediately following any termination of your employment from the Company during the Term other than a termination for Cause (but including a termination of employment with the Company in connection with an acceptance of an employment offer from a Purchaser in a Qualifying Sale), the Company shall cause you to be covered under the directors and officers insurance coverage ("D&O insurance") that is in effect with respect to the then-current officers of the Company, it being understood that the level of such coverage provided to you during such period shall be substantially identical to that being provided at such time to the current officers of the Company; provided that if at any time during such six year period no D&O insurance is in effect with respect to the then-current officers of the Company, the Company shall purchase and maintain at its sole expense for the remainder of the six year period a run-off directors and officers insurance policy providing coverage for you at the same level as the D&O insurance in effect at the time of your termination of employment from the Company.

       If this letter correctly sets forth our agreement on the subject matter hereof, kindly sign and return to the Company the enclosed copy of this letter which will then constitute our agreement on this subject.

Sincerely,


BOISE CASCADE CORPORATION


By
   ------------------------------------------
   J. W. Holleran
   Senior Vice President and General Counsel



AGREED TO AND ACCEPTED this __________  day of _________________, 2004.



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Signature of Officer